FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February     , 2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

SIGNATURES
FOR IMMEDIATE RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
By:	/s/ Hiroshi Kawashimo
(Signature)*
Date February 22, 2005	Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.
1.	Notice Regarding Determination of Offering Price and Other Terms of Secondary Offering of Shares

February 21, 2005

FOR IMMEDIATE RELEASE

Canon Inc. President & CEO: Fujio Mitarai Securities code: 7751 [First sections of the Tokyo, Osaka and Nagoya Stock Exchanges; Fukuoka and Sapporo Stock Exchanges]

Inquiries:
Toshizo Tanaka Senior Managing Director, Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Determination of Offering Price and Other Terms of
Secondary Offering of Shares

Canon Inc. (the “Company”) hereby notifies to the public that it has determined the offering price and other terms in connection with the secondary offering of Company’s shares, which was resolved at a meeting of the Company’s Board of Directors held on February 7, 2005, as follows.

Particulars:

(1)	Offering Price to the Public	Japanese yen 5,360-
(2)	Aggregate Amount of Offering Price	Japanese yen 26,800,000,000-
(3)	Underwriting Price	Japanese yen 5,141.20-
(4)	Aggregate Amount of Underwriting Price	Japanese yen 25,706,000,000-
(5)	Offering Period	From Tuesday, February 22, 2005 to Thursday, February 24, 2005
(6)	Delivery date	Wednesday, March 2, 2005

(Note) The underwriter shall underwrite all the shares to be offered at the Underwriting Price and offer them at the Offering Price to the Public.

[Supplemental Information]
Determination of Offering Price

Determination date and closing price	Monday, February 21, 2005 Japanese yen 5,470-
Applied discount rate	2.01%

Note:	This document has been prepared as a press release to announce to the public the matters relating to the secondary offering of Company’s shares, and not for the purpose of inducing any investment. Any decision to make any investment must be made at the investor’s own discretion, after reviewing the prospectus (and any amendment thereto) prepared by the Company.
Further, this document does not represent an offer for sale of any shares within the United States. The shares of the Company to be offered and sold in the secondary offering have not been, and will not be, registered under the U.S. Securities Act of 1933. Other than in cases where the shares have been registered under the U.S. Securities Act of 1933 or are exempt from the registration requirements, no shares of common stock of the Company may be offered or sold within the United States.